U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

1. Name and address of Reporting Person

Frank E. Williams, III
2439 Luckett Avenue
Vienna, Virginia  22180

2.  Issuer Name and Ticker or Trading Symbol

Williams Industries, Inc.  (WMSI)

3.  IRS or Social Security Number of Reporting Person
    (Voluntary)

###-##-####

4.  Statement for Month/Year

July 1999

5. If Amendment, Date of Original (Month/Year)

6.  Relationship of Reporting Person to Issuer

     Director
 X   Officer - Title - President/CEO
     10% Owner
     Other

**********************

1.  Title of Security

Williams Industries, Inc.  Common Stock

2.  Transaction Date (Month/Year)

a. 6/99
b. 7/99
c. 7/99
d. 7/99
e. 7/99

3.  Transaction Code

    Code
    V

4.  Securities Acquired (A) or Disposed of (D)

    Amount    (A) or (D)    Price

a.  1000         A        $3.625
b.   100         A        $3.5937
c.   100         A        $3.5625
d.  5600         A        $3.6250
e.  3200         A        $3.5625
f.	200         A        Varying prices - through Weekly
                           Employee Stock Purchase Plan

5.  Amount of Securities Beneficially Owned at End of Month


84,050

6.  Ownership Form: Direct (D) or Indirect (I)

a.  I
b.  I
c.  I
d.  I
e.  I
f.  D

7.  Nature of Indirect Beneficial Ownership


a.   Partner-Williams Family Limited Partnership
b.   Partner-Williams Family Limited Partnership
c.   Partner-Williams Family Limited Partnership
d.   Partner-Williams Family Limited Partnership
e.   Partner-Williams Family Limited Partnership
f.   not applicable

Table II
Derivative Securities Acquired, Disposed of, or Benefically Owned

1.  Title of Derivative Security


2.  Conversion of Exercise Price of Derivative Security

3.  Transaction Date (Month/Year)


4.  Transaction Code

    Code
    V

5.  Securities Acquired (A) or Disposed of (D)

    Amount    (A) or (D)    Price

6.  Date Exercisable and Expiration Date (Month/Date/Year)


7.  Title and Amount of Underlying Securities

    Title -
    Amount or Number of Shares -

8.  Price of Derivative Security

9.  Number of Derivative Securities Beneficially Owned at
    End of Month

10. Ownership Form of Derivative Security: Direct (D) or
    Indirect (I)

11. Nature of Indirect Beneficial Ownership



Signature

/s/ - Frank E. Williams, III
      Frank E. Williams, III